Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of: November 2005

                          SGL CARBON Aktiengesellschaft


                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index

1. Report on the First Nine Months of 2005

2. Press Release: SGL Carbon: First Nine Months of 2005

3. Press Release: SGL Carbon increases Graphite Electrode prices

                                                                       EXHIBIT 1

9M

Report on the First Nine Months of 2005

Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

The report on the first nine months of 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2004.


-    Sales in Q3/2005 plus 11% to EUR261.7 million

-    EBIT plus 75% to EUR32.6 million compared to Q3/2004

- After tax profit of EUR23.6 million in 9M/2005 after EUR7.5 million in year earlier period

- Net debt reduction to EUR300 million as of Sept. 30, 2005 (compared to EUR342 million as of June 30, 2005)

-    Equity ratio 28% as of Sept. 30, 2005 (compared to 24% as of June 30, 2005)

-    Ongoing favourable development anticipated in Q4/2005


Financial Highlights (unaudited)
----------------------------------------------------------------------------------------------------------------
                                                                                                     First Nine
                                                                                                         Months
(EUR million)                                                                         2005                 2004
----------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        778.1                688.0
----------------------------------------------------------------------------------------------------------------
Gross profit                                                                         229.8                199.4
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                               137.2                106.8
----------------------------------------------------------------------------------------------------------------
EBIT                                                                                  86.4                 60.4
----------------------------------------------------------------------------------------------------------------
Return on sales(1)                                                                   11.1%                 8.8%
----------------------------------------------------------------------------------------------------------------
Net profit from continuing operations                                                 23.6                  7.5
----------------------------------------------------------------------------------------------------------------
Net loss from discontinued operations                                                    -                - 8.7
----------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                  23.6                - 1.2
----------------------------------------------------------------------------------------------------------------
Earnings per share (in EUR)                                                           0.42               - 0.02
----------------------------------------------------------------------------------------------------------------
Operational cash flow from continuing operations(2)                                   92.8                 75.6
----------------------------------------------------------------------------------------------------------------


                                                                                    Sept. 30,            Dec. 31,
(EUR million)                                                                         2005                 2004
----------------------------------------------------------------------------------------------------------------
Total assets                                                                         1,156                1,315
----------------------------------------------------------------------------------------------------------------
Equity                                                                                 326                  282
----------------------------------------------------------------------------------------------------------------
Net debt                                                                               300                  321
----------------------------------------------------------------------------------------------------------------
Debt ratio (gearing)(3)                                                                0.9                  1.1
----------------------------------------------------------------------------------------------------------------
Equity ratio(4)                                                                       28.2%                21.4%
----------------------------------------------------------------------------------------------------------------

(1) EBIT divided by sales revenue
(2) Without currency exchange rate effects
(3) Net debt divided by shareholders' equity
(4) Equity divided by total assets

Effective January 6, 2005. SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognised in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Specialties (S) Business Area together with the Graphite Specialties (GS) business. Only the comparable results of continuing operations are presented in this interim report.

According to IFRS 2, share-based payments such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs, effective January 1, 2005. Based on current calculation, this change burdens the result of the segments and corporate costs by a total of approximately EUR2 million each quarter in 2005.

As already discussed at the year-end press conference in March 2005, the extraordinary restructuring measures have now been largely completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.



Business Development in the Group

Consolidated Income Statement (unaudited)
----------------------------------------------------------------------------------------------------------------
                                                                                                     First Nine
                                                                                                         Months
(EUR million)                                                                        2005                  2004
----------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        778.1                688.0
----------------------------------------------------------------------------------------------------------------
Gross profit                                                                         229.8                199.4
----------------------------------------------------------------------------------------------------------------
Selling, administrative, research and other income/expense                         - 143.4              - 139.0
----------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)                                                         86.4                 60.4(1)
----------------------------------------------------------------------------------------------------------------
Net financing costs                                                                 - 45.4               - 45.4
----------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                                                              41.0                 15.0
----------------------------------------------------------------------------------------------------------------
Income taxes                                                                        - 17.4                - 7.5
----------------------------------------------------------------------------------------------------------------
Net profit (loss) from continuing operations                                          23.6                  7.5
----------------------------------------------------------------------------------------------------------------
Net profit (loss) from discontinued operations                                           -                - 8.7
----------------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                                           23.6                - 1.2
----------------------------------------------------------------------------------------------------------------
Earnings per share (in EUR, basic)                                                    0.42(2)            - 0.02
----------------------------------------------------------------------------------------------------------------

(1) Comparable EBIT for 9M/2004 is calculated as follows: reported EBIT after restructuring expenses amounted to EUR39.4 million in 9M/2004. Taking into consideration the EUR12.6 million operating loss from the divested Surface
     Protection business, the discontinuation of the EUR4.7 million scheduled goodwill amortization in accordance with IFRS 3,and the reclassification of the interest on the North American pension provisions of EUR3.7 million, which are now unified and shown in the net financing costs, the comparable
     EBIT of EUR60.4 million results.

(2)  In 9M/2005, approximately 56.4 million shares were outstanding on average.


Despite the seasonally weaker third quarter, consolidated sales after 9M/2005 increased 13.1% to EUR778.1 million due to the strong development of demand in all three business areas. Adjusted for foreign currency changes, sales grew by 14.4%. EBIT rose by a disproportionately higher rate than sales from comparable EUR60.4 million the previous year to EUR86.4 million, corresponding to an increase of 43.0%. The principal reasons for the strong growth in earnings were the ongoing favourable developments in CG, the profit contributions from GS and PT as well as the positive results from SGL T which benefited from the earnings contribution out of the Audi cooperation agreement. In addition, cost savings of about EUR14 million supported the earnings growth in 9M/2005.



Details of Net Financing Costs
----------------------------------------------------------------------------------------------------------------
                                                                                                     First Nine
                                                                                                         Months
(EUR million)                                                                         2005                 2004
----------------------------------------------------------------------------------------------------------------
Interest expense (net)                                                              - 21.9               - 22.2
----------------------------------------------------------------------------------------------------------------
Interest expense on pensions                                                        - 10.1               - 10.0
----------------------------------------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)                                             - 5.0                - 5.3
----------------------------------------------------------------------------------------------------------------
Total interest expense, net                                                         - 37.0               - 37.5
----------------------------------------------------------------------------------------------------------------
Currency and hedging valuation adjustments of antitrust liabilities (non-cash)       - 0.9                - 2.0
----------------------------------------------------------------------------------------------------------------
Amortization of refinancing costs (non-cash)                                         - 4.4                - 2.8
----------------------------------------------------------------------------------------------------------------
Other                                                                                - 3.1                - 3.1
----------------------------------------------------------------------------------------------------------------
Total other financing expenses                                                       - 8.4                - 7.9
----------------------------------------------------------------------------------------------------------------
Net financing costs                                                                 - 45.4               - 45.4
----------------------------------------------------------------------------------------------------------------

First nine months 2005 net financing costs of EUR45.4 million were burdened with EUR4.2 million of one-time and non-cash measures in Q3/2005. These were

- the reduction of the US-Dollar credit facility from $112 million to $80 million in September 2005, which led to the write-off of previously amortised refinancing expenses in Q3/2005 (EUR1.5 million).

- the early repayment of the remaining North American antitrust fines of around EUR54 million, which had a final effect from the accrued interest (EUR1.7 million) in Q3/2005 and

- a lower market value of interest derivatives (EUR1.0 million) based on the mark-to-market valuation on September 30, 2005

Profit before and after tax
Profit before income taxes amounted to EUR41.0 million after nine months 2005 compared to EUR15.0 million in the same year earlier period. With a tax rate of approximately 42%, consolidated net profit in 9M/2005 more than tripled to EUR23.6 million (9M/2004: EUR7.5 million). Taking into consideration the loss from the divested Surface Protection business, profit after tax rose from EUR-1.2 million in the first nine months of 2004 to EUR23.6 million in the reported period. Earnings per share thus amounted to EUR0.42 compared to the comparable figure of EUR-0.02 after 9M/2004.

Financial Position

Consolidated Balance Sheet (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                      Sept. 30,             Dec. 31,
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------------
Intangible assets                                                                       84                   85
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                          336                  345
----------------------------------------------------------------------------------------------------------------
Long-term investments                                                                   31                   30
----------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                    137                  130
----------------------------------------------------------------------------------------------------------------
Non-current assets                                                                     588                  590
----------------------------------------------------------------------------------------------------------------
Inventories                                                                            270                  248
----------------------------------------------------------------------------------------------------------------
Trade receivables                                                                      204                  184
----------------------------------------------------------------------------------------------------------------
Other current assets                                                                    34                   36
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                               60                   65
----------------------------------------------------------------------------------------------------------------
Restricted cash for repayment of convertible bond                                        -                   51
----------------------------------------------------------------------------------------------------------------
Restricted cash for antitrust payments                                                   -                   77
----------------------------------------------------------------------------------------------------------------
Current assets                                                                         568                  661
----------------------------------------------------------------------------------------------------------------
Assets held for sale                                                                     -                   64
----------------------------------------------------------------------------------------------------------------
Total assets                                                                         1,156                1,315
----------------------------------------------------------------------------------------------------------------

(EUR million)                                                                      Sept. 30,             Dec. 31,
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Equity and liabilities
----------------------------------------------------------------------------------------------------------------
Equity including minority interests                                                    326                  282
----------------------------------------------------------------------------------------------------------------
Non-current financial liabilities                                                      335                  353
----------------------------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits                                    158                  156
----------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                44                   45
----------------------------------------------------------------------------------------------------------------
Other non-current liabilities                                                            2                   37
----------------------------------------------------------------------------------------------------------------
Other non-current provisions                                                            22                   19
----------------------------------------------------------------------------------------------------------------
Non-current liabilities                                                                561                  610
----------------------------------------------------------------------------------------------------------------
Financial liabilities                                                                    8                   63
----------------------------------------------------------------------------------------------------------------
Trade payables                                                                          75                   91
----------------------------------------------------------------------------------------------------------------
Other liabilities                                                                       55                   79
----------------------------------------------------------------------------------------------------------------
Other provisions                                                                       131                  126
----------------------------------------------------------------------------------------------------------------
Current liabilities                                                                    269                  359
----------------------------------------------------------------------------------------------------------------
Liabilities held for sale                                                                -                   64
----------------------------------------------------------------------------------------------------------------
Total equity and liabilities                                                         1,156                1,315
----------------------------------------------------------------------------------------------------------------

Compared to December 31, 2004 (EUR1,315 million), total assets as of September 30, 2005, were substantially reduced to EUR1,156 million due to

- the complete redemption of the convertible bond out of the existing cash escrow (EUR50 million),

- the early repayment of the North American antitrust fines and the redemption of the associated currency hedging instruments out of the existing cash escrow in Q3/2005 (EUR54 million),

- the scheduled payments of EUR15 million to the U.S. antitrust authorities in H1/2005,

- the reduction of the US-Dollar credit facility by around EUR23 million in September 2005 by utilising cash on the balance sheet and

- the sale of the Surface Protection business on January 6, 2005 (EUR64 million).

Currency movements (mainly the US-Dollar, the Canadian Dollar, and the Polish Zloty) have had an expansive effect on the balance sheet of EUR49 million.



Working Capital (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                      Sept. 30,             Dec. 31,
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Inventories                                                                            270                  248
----------------------------------------------------------------------------------------------------------------
Trade receivables                                                                      204                  184
----------------------------------------------------------------------------------------------------------------
Less trade payables                                                                   - 75                 - 91
----------------------------------------------------------------------------------------------------------------
Working Capital                                                                        399                  341
----------------------------------------------------------------------------------------------------------------

The increase in working capital by EUR58 million over the year-end 2004 resulted from higher business activities in all segments. especially at CG and SGL T. Excluding currency effects of EUR15 million, an operational increase in working capital of EUR43 million remains. Despite the higher level, we were able to reduce the average days working capital from 151 at September 30, 2004. to 140 at September 30, 2005. For Q4/2005, we expect a seasonally lower level of working capital compared to the level at September 30, 2005. Nevertheless, working capital at the end of 2005 will be higher than at the end of 2004 due to the substantially higher sales development this year.


Statement of Changes in Consolidated Equity (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                              First Nine Months         Equity Ratio
                                                                                      2005
----------------------------------------------------------------------------------------------------------------
Balance at January 1                                                                   282                21.4%
----------------------------------------------------------------------------------------------------------------
Capital increase                                                                         2
----------------------------------------------------------------------------------------------------------------
Net profit from continuing operations                                                   24
----------------------------------------------------------------------------------------------------------------
Currency exchange rate differences and other                                            18
----------------------------------------------------------------------------------------------------------------
Balance at September 30                                                                326                28.2%
----------------------------------------------------------------------------------------------------------------

The equity ratio substantially improved to 28.2% at September 30, 2005, compared to 21.4% at the beginning of this year due to the measures detailed in the chapter Consolidated Balance Sheet as well as the net profit of EUR23.6 million in the first nine months 2005.


Net Debt (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                      Sept. 30,             Dec. 31,
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Financial debt (including convertible bonds as of Dec. 31, 2004)                       343                  416
----------------------------------------------------------------------------------------------------------------
Refinancing costs                                                                       17                   21
----------------------------------------------------------------------------------------------------------------
Restricted cash for convertible bonds                                                    -                 - 51
----------------------------------------------------------------------------------------------------------------
Unrestricted cash and cash equivalents                                                - 60                 - 65
----------------------------------------------------------------------------------------------------------------
Net debt                                                                               300                  321
----------------------------------------------------------------------------------------------------------------

Net debt at September 30, 2005, decreased to EUR300 million from EUR321 million at the end of 2004 mainly due to the operational free cash flow generation of EUR20.8 million in the first nine months 2005. Gearing improved to 0.9, achieving a value below 1 for the first time in years (31.12.2004: 1.1). We continue to expect net debt at the end of 2005 to be below EUR300 million.

Financial Condition

Consolidated Cash Flow Statement (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                        First Nine
                                                                                                         Months
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)                                                         86.4                 60.4
----------------------------------------------------------------------------------------------------------------
Depreciation                                                                          50.8                 46.4
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                               137.2                106.8
----------------------------------------------------------------------------------------------------------------
Decrease (increase) in working capital                                              - 44.4               - 31.2
----------------------------------------------------------------------------------------------------------------
Operational cash flow                                                                 92.8                 75.6
----------------------------------------------------------------------------------------------------------------
Other operating cash sources (uses)                                                 - 55.3               - 39.6
----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities before antitrust payments                       37.5                 36.0
----------------------------------------------------------------------------------------------------------------
Payments relating to antitrust proceedings(1)                                       - 69.4               - 42.6
----------------------------------------------------------------------------------------------------------------
Cash used by operating activities                                                   - 31.9                - 6.6
----------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                - 27.5               - 25.9
----------------------------------------------------------------------------------------------------------------
Other investing activities                                                            10.8                - 2.4
----------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                   - 16.7               - 28.3
----------------------------------------------------------------------------------------------------------------
Free Cash Flow(2)                                                                     20.8                  7.7
----------------------------------------------------------------------------------------------------------------
Net change in financial liabilities                                                 - 86.7               - 44.9
----------------------------------------------------------------------------------------------------------------
Payments in connection with refinancing                                              - 0.8               - 23.9
----------------------------------------------------------------------------------------------------------------
Net proceeds from capital increase                                                     1.9                245.3
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                                     - 85.6                176.5
----------------------------------------------------------------------------------------------------------------
Cash used in discontinued operations                                                     -                - 8.6
----------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                                1.5                  0.3
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               - 132.7(3)             133.3
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year                                   192.7                 46.1
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of nine months                                       60.0                179.4
----------------------------------------------------------------------------------------------------------------

(1) From restricted cash account for antitrust payments
(2) Cash provided by operating activities before antitrust payments less cash used in investing activities
(3) Net decrease in cash of EUR132.7 million results from the payment of the remaining North American antitrust liabilities, the redemption of the convertible bond, and the reduction of the US-Dollar credit facilities


Details of other operating cash sources (uses)(1) (unaudited)
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                        First Nine
                                                                                                         Months
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Interest payments (net)                                                             - 27.1               - 21.2
----------------------------------------------------------------------------------------------------------------
Cash interest expense for pensions                                                   - 5.7                - 9.5
----------------------------------------------------------------------------------------------------------------
Other cash components of financial result (net)                                      - 2.9                - 2.3
----------------------------------------------------------------------------------------------------------------
Cash restructuring expense                                                           - 3.1                - 6.3
----------------------------------------------------------------------------------------------------------------
Tax payments                                                                        - 12.1                - 8.3
----------------------------------------------------------------------------------------------------------------
Bonus payments/accruals                                                                2.8                  6.5
----------------------------------------------------------------------------------------------------------------
Other cash payments                                                                  - 7.2                  1.5
----------------------------------------------------------------------------------------------------------------
Other operating cash sources (uses)                                                 - 55.3               - 39.6
----------------------------------------------------------------------------------------------------------------

(1) adjusted by currency effects

SGL Carbon achieved a positive operating cash flow of EUR92.8 million in the first nine months of 2005 compared to EUR75.6 million in the year earlier period. Higher profit contributions from operating activities were again partially offset by a temporary build up of working capital, which was largely attributable to servicing higher than expected demand. Other operating cash uses increased to EUR55.3 million in the reporting period from EUR39.6 million in the first nine months 2004. The main reason for this was the corporate bond, which was issued in February 2004. Two semi-annual interest payments for this bond were made in February and August 2005, while in 2004, only one interest payment was made in August. Further causes were higher tax payments and bonus payments in 2005, since the Board of Management and 156 members of senior management waived their bonuses in 2004 as part of the refinancing and capital increase efforts of the Company. As a result, net cash provided by operating activities before antitrust payments amounted to EUR37.5 million in the first nine months 2005 compared to EUR36.0 million in the same year earlier period.

Payments made in connection with antitrust proceedings consisted of the scheduled payments to the North American antitrust authorities of EUR15.1 million in H1/2005 as well as the premature and complete payment of the remaining North American antitrust liabilities and the closing of the associated currency hedging instruments in Q3/2005 out of the restricted cash account for antitrust payments (around EUR54 million).

Capital expenditures of EUR27.5 million slightly exceeded the previous year's figure of EUR25.9 million, and was EUR23.3 million below depreciation of EUR50.8 million during the reporting period, compared to EUR46.4 million in the first nine months 2004. This resulted in free cash flow for the first nine months 2005 of EUR20.8 million compared to EUR7.7 million in the comparable 2004 period.


Segment Reporting

Carbon and Graphite [CG]
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                        First Nine
                                                                                                         Months
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        468.0                412.6
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                               121.4                 93.7
----------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)                                                         90.0                 70.9
----------------------------------------------------------------------------------------------------------------
Return on sales                                                                      19.2%                17.2%
----------------------------------------------------------------------------------------------------------------


Sales increased by 13.4% to EUR468.0 million in the first nine months 2005. Adjusted for foreign currency changes, sales growth was 15.4%. Due to the continuing good demand for graphite electrodes, higher prices and ongoing cost reduction measures, EBIT in the reporting period increased by 26.9% to EUR90.0 million. The slightly lower return on sales compared to H1/2005 (19.4%) is a result of the seasonally typical lower production volumes in the third quarter. The average price for graphite electrodes increased by 13% in US-Dollar and by 5% in Euro compared to the first nine months of the previous year. Total shipments amounted to 165.000 metric tons in the first nine months of this year, 7.8% higher than in the comparable period last year (153.000 metric tons). As expected, raw material and energy costs increased by around 10%.

For the full year 2005 we are expecting a sales increase comparable to the growth in the first nine months 2005 and an EBIT, which will again show a more than proportionate growth by up to 30% over the full year 2004.


Specialties [S]
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                        First Nine
                                                                                                         Months
                                                                                      2005                 2004
----------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        188.1                176.1
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                                23.8                 25.8
----------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)                                                         13.9                 14.4
----------------------------------------------------------------------------------------------------------------
Return on sales                                                                       7.4%                 8.2%
----------------------------------------------------------------------------------------------------------------

Due to a good development in demand particularly from the industrial and automotive industries, sales in the reporting period increased by 6.8% to EUR188.1 million. Currency movements had no impact on the sales growth. EBIT in Q3/2005 increased by a strong 42.9% to EUR6.0 million compared with Q3/2004, with the improvement coming from both GS and PT. Due to the weak Q1/2005, the Specialties EBIT in the first nine months 2005 remained marginally below the strong year earlier period, whereby PT's result was already significantly above the comparable 2004 result, but GS's still slightly below.

For the full year 2005 we expect Specialties to achieve a sales increase of about 5% and a more than proportionate growth n EBIT of slightly above 10% over the full year 2004.


SGL Technologies [T]
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                         First Nine
                                                                                                          Months
                                                                                      2005                  2004
----------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        120.2                 97.9
----------------------------------------------------------------------------------------------------------------
EBITDA                                                                                12.6                  3.9
----------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)                                                          3.1                - 6.0
----------------------------------------------------------------------------------------------------------------
Return on sales                                                                       2.6%               - 6.1%
----------------------------------------------------------------------------------------------------------------

Due to the continued good demand for Fibres, Composites and Brakes, sales rose by 22.8% to EUR120.2 million. After adjusting for foreign currency changes, growth amounted to 23.8%. The EBIT in the first nine months 2005 of EUR3.1 million benefited from a low single digit million profit contribution from the AUDI cooperation agreement in Q3/2005, as already announced in our H1/2005 report.

For the full year 2005, we continue to expect a break even in EBIT compared to a loss of EUR10 million in the year 2004.


Corporate Costs
----------------------------------------------------------------------------------------------------------------
(EUR million)                                                                                         First Nine
                                                                                                          Months
                                                                                      2005                  2004
----------------------------------------------------------------------------------------------------------------
Other revenue                                                                          1.8                  1.4
----------------------------------------------------------------------------------------------------------------
Corporate costs                                                                     - 20.6               - 18.9
----------------------------------------------------------------------------------------------------------------

Corporate costs increased from EUR18.9 million in the first nine months 2004 to EUR20.6 million in the reporting period. This was primarily attributable to expenses in connection to the implementation of the Sarbanes-Oxley Act as well as the first time inclusion of share-based remuneration components under the provisions of IRFS 2 from January 1, 2005, onwards and higher bonus accruals compared to 2004.

Employees

The number of employees in the Group remained virtually unchanged at 5,096 as of September 30, 2005, compared to a total of 5,097 as of June 30, 2005, thereby remaining below the level of 5,109 as of December 31, 2004.



Outlook

Group EBIT in Q4/2005 is expected to be lower than in Q3/2005 due to the shortfall of the profit contribution from the AUDI cooperation agreement as well as a traditionally weak December in GS. Nevertheless, EBIT in Q4/2005 will likely be more than four times as high as the result of Q4/2004 (EUR5.2 million).

For the full year 2005 we anticipate group sales to increase a little above 10% and group EBIT to rise more than proportionately to above 60% as well as a positive after tax result.

Quarterly Sales Revenue & Profit from Operations (EBIT) by Segment (unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                      2004                                     2005
-------------------------------------------------------------------------------------------------------------------
EUR million                      Q1       Q2        Q3        Q4      Full        Q1        Q2        Q3        9M
                                                                      Year
-------------------------------------------------------------------------------------------------------------------
Sales revenue
-------------------------------------------------------------------------------------------------------------------
Carbon and Graphite           122.6    149.5     140.5     142.9     555.5     142.9     168.2     156.9     468.0
-------------------------------------------------------------------------------------------------------------------
Specialties                    58.1     57.2      60.8      59.7     235.8      57.3      66.3      64.5     188.1
-------------------------------------------------------------------------------------------------------------------
SGL Technologies               29.8     34.7      33.4      35.3     133.2      37.5      43.0      39.7     120.2
-------------------------------------------------------------------------------------------------------------------
Other                           0.5      0.6       0.3       0.3       1.7       0.6       0.6       0.6       1.8
-------------------------------------------------------------------------------------------------------------------
                              211.0    242.0     235.0     238.2     926.2     238.3     278.1     261.7     778.1
-------------------------------------------------------------------------------------------------------------------

                                                                      2004                                     2005
-------------------------------------------------------------------------------------------------------------------
EUR million                      Q1       Q2        Q3        Q4      Full        Q1        Q2        Q3         9M
                                                                      Year
-------------------------------------------------------------------------------------------------------------------
Profit (loss) from
operations (EBIT)
-------------------------------------------------------------------------------------------------------------------
Carbon and Graphite            17.9     27.5      25.5      18.8      89.7      26.7      33.6      29.7       90.0
-------------------------------------------------------------------------------------------------------------------
Specialties                     5.3      4.9       4.2       0.8      15.2       1.3       6.6       6.0       13.9
-------------------------------------------------------------------------------------------------------------------
SGL Technologies              - 1.8    - 2.1     - 2.1     - 4.1    - 10.1     - 0.6       0.0       3.7        3.1
-------------------------------------------------------------------------------------------------------------------
Corporate                     - 4.7    - 5.2     - 9.0    - 10.4    - 29.3     - 6.5     - 7.3     - 6.8     - 20.6
-------------------------------------------------------------------------------------------------------------------
                               16.7     25.1      18.6       5.1      65.5      20.9      32.9      32.6       86.4
-------------------------------------------------------------------------------------------------------------------



Quarterly Consolidated Income Statement (unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                      2004                                     2005
-------------------------------------------------------------------------------------------------------------------
EUR million                      Q1       Q2        Q3        Q4      Full        Q1        Q2        Q3         9M
                                                                      Year
-------------------------------------------------------------------------------------------------------------------
Sales revenue                 211.0    242.0     235.0     238.2     926.2     238.3     278.1     261.7      778.1
-------------------------------------------------------------------------------------------------------------------
Cost of sales               - 151.5  - 168.9   - 168.2   - 174.8   - 663.4   - 174.0   - 191.2   - 183.1    - 548.3
-------------------------------------------------------------------------------------------------------------------
Gross profit                   59.5     73.1      66.8      63.4     262.8      64.3      86.9      78.6      229.8
-------------------------------------------------------------------------------------------------------------------
Selling/administrative
 /R&D/other                  - 42.8   - 48.0    - 48.2    - 58.3   - 197.3    - 43.4    - 54.0    - 46.0    - 143.4
-------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations
(EBIT)                         16.7     25.1      18.6       5.1      65.5      20.9      32.9      32.6       86.4
-------------------------------------------------------------------------------------------------------------------
Net financing costs          - 15.2   - 16.2    - 14.0    - 15.1    - 60.5    - 13.1    - 14.7    - 17.6     - 45.4
-------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax        1.5      8.9       4.6    - 10.0       5.0       7.8      18.2      15.0       41.0
-------------------------------------------------------------------------------------------------------------------
Income taxes                  - 0.9    - 2.5     - 4.1       6.3     - 1.2     - 4.1     - 7.4     - 5.9     - 17.4
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) from
 continuing operations          0.6      6.4       0.5     - 3.7       3.8       3.7      10.8       9.1       23.6
-------------------------------------------------------------------------------------------------------------------
Net loss from discontinued
 operations                   - 4.0    - 2.7     - 2.0    - 76.8    - 85.5         -         -         -          -
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) before
 minority interests           - 3.4      3.7     - 1.5    - 80.5    - 81.7       3.7      10.8       9.1       23.6
-------------------------------------------------------------------------------------------------------------------



Important note:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

                                                                       EXHIBIT 2

SGL Carbon: First Nine Months of 2005

o    Sales in Q3/2005 plus 11% to EUR261.7 million

o    EBIT plus 75% to EUR32.6 million compared to Q3/2004

o After tax profit of EUR23.6 million in 9M/2005 after EUR7.5 million in year earlier period

o Net debt reduction to EUR300 million as of Sept. 30, 2005 (compared to EUR342 million as of June 30, 2005)

o    Equity ratio 28% as of Sept. 30, 2005 (compared to 24% as of June 30, 2005)

o    Ongoing favourable development anticipated in Q4/2005

Wiesbaden, November 09, 2005. Despite the seasonally weaker third quarter, consolidated sales of SGL Carbon after 9M/2005 increased 13.1% to EUR778.1 million due to the strong development of demand in all three business areas. Adjusted for foreign currency changes, sales grew by 14.4%. EBIT rose by a disproportionately higher rate than sales from comparable EUR60.4 million the previous year to EUR86.4 million, corresponding to an increase of 43.0%. The principal reasons for the strong growth in earnings were the ongoing favourable developments in CG, the profit contributions from GS and PT as well as the positive results from SGL T which benefited from the earnings contribution out of the AUDI cooperation agreement. In addition, cost savings of about EUR14 million supported the earnings growth in 9M/2005.

Net financing costs
First nine months 2005 net financing costs of EUR45.4 million were burdened with EUR4.2 million of one-time and non-cash measures in Q3/2005. These were

- the reduction of the US-Dollar credit facility from $112 million to $80 million in September 2005, which led to the write-off of previously amortised refinancing expenses in Q3/2005 (EUR1.5 million).

- the early repayment of the remaining North American antitrust fines of around EUR54 million, which had a final effect from the accrued interest (EUR1.7 million) in Q3/2005 and


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

- a lower market value of interest derivatives (EUR1.0 million) based on the mark-to-market valuation on September 30, 2005.


Profit before and after tax
Profit before income taxes amounted to EUR41.0 million after nine months 2005 compared to EUR15.0 million in the same year earlier period. With a tax rate of approximately 42%, consolidated net profit in 9M/2005 more than tripled to EUR23.6 million (9M/2004: EUR7.5 million). Taking into consideration the loss from the divested Surface Protection business, profit after tax rose from EUR-1.2 million in the first nine months of 2004 to EUR23.6 million in the reported period. Earnings per share thus amounted to EUR0.42 compared to the comparable figure of EUR -0.02 after 9M/2004.

Statement of Changes in Consolidated Equity
The equity ratio substantially improved to 28.2% at September 30, 2005, compared to 21.4% at the beginning of this year due to the measures detailed in the chapter Consolidated Balance Sheet of the shareholder letter as well as the net profit of EUR23.6 million in the first nine months 2005.

Net Debt
Net debt at September 30, 2005, decreased to EUR300 million from EUR321 million at the end of 2004 mainly due to the operational free cash flow generation of EUR20.8 million in the first nine months 2005. Gearing improved to 0.9, achieving a value below 1 for the first time in years (31.12.2004: 1.1). SGL Carbon continues to expect net debt at the end of 2005 to be below EUR300 million.

Corporate Costs
Corporate costs increased from EUR18.9 million in the first nine months 2004 to EUR20.6 million in the reporting period. This was primarily attributable to expenses in connection to the implementation of the Sarbanes-Oxley Act as well as the first time inclusion of share-based remuneration components under the provisions of IRFS 2 from January 1, 2005, onwards and higher bonus accruals compared to 2004.


                                      2/6

Employees
The number of employees in the Group remained virtually unchanged at 5,096 as of September 30, 2005, compared to a total of 5,097 as of June 30, 2005, thereby remaining below the level of 5,109 as of December 31, 2004.


Segment Reporting

Carbon and Graphite (CG)
Sales increased by 13.4% to EUR468.0 million in the first nine months 2005. Adjusted for foreign currency changes, sales growth was 15.4%. Due to the continuing good demand for graphite electrodes, higher prices and ongoing cost reduction measures, EBIT in the reporting period increased by 26.9% to EUR90.0 million. The slightly lower return on sales compared to H1/2005
(19.4%) is a result of the seasonally typical lower production volumes in the third quarter. The average price for graphite electrodes increased by 13% in US-Dollar and by 5% in Euro compared to the first nine months of the previous year. Total shipments amounted to 165.000 metric tons in the first nine months of this year, 7.8% higher than in the comparable period last year (153.000 metric tons). As expected, raw material and energy costs increased by around 10%. For the full year 2005 SGL Carbon is expecting a sales increase comparable to the growth in the first nine months 2005 and an EBIT, which will again show a more than proportionate growth by up to 30% over the full year 2004.

Specialties (S)
Due to a good development in demand particularly from the industrial and automotive industries, sales in the reporting period increased by 6.8% to EUR188.1 million. Currency movements had no impact on the sales growth. EBIT in Q3/2005 increased by a strong 42.9% to EUR6.0 million compared with Q3/2004, with the improvement coming from both GS and PT. Due to the weak Q1/2005, the Specialties EBIT in the first nine months 2005 remained marginally below the strong year earlier period, whereby PT's result was already

                                      3/6
significantly above the comparable 2004 result, but GS's still slightly below. For the full year 2005 the Company expects Specialties to achieve a sales increase of about 5% and a more than proportionate growth in EBIT of slightly above 10% over the full year 2004.

SGL Technologies (SGL T)
Due to the continued good demand for Fibres, Composites and Brakes, sales rose by 22.8% to EUR120.2 million. After adjusting for foreign currency changes, growth amounted to 23.8%. The EBIT in the first nine months 2005 of EUR3.1 million benefited from a low single digit million profit contribution from the AUDI cooperation agreement in Q3/2005, as already announced in our H1/2005 report. For the full year 2005, SGL Carbon continues to expect a break even in EBIT compared to a loss of EUR10 million in the year 2004.

Outlook
Group EBIT in Q4/2005 is expected to be lower than in Q3/2005 due to the shortfall of the profit contribution from the AUDI cooperation agreement as well as a traditionally weak December in GS. Nevertheless, EBIT in Q4/2005 will likely be more than four times as high as the result of Q4/2004 (EUR5.2 million). For the full year 2005 SGL Carbon anticipates group sales to increase a little above 10% and group EBIT to rise more than proportionately to above 60% as well as a positive after tax result.


                                      4/6

Financial Highlights SGL Carbon Group
(unaudited / in Mio. EUR)

                                                                              First Nine Months
                                                                              -----------------
                                                                             2005             2004
---------------------------------------------------------------------------------------------------------
Sales revenue                                                               778.1            688.0
---------------------------------------------------------------------------------------------------------
EBITDA                                                                      137.2            106.8
---------------------------------------------------------------------------------------------------------
EBIT                                                                         86.4             60.4
---------------------------------------------------------------------------------------------------------
Return on sales (1)                                                          11.1%             8.8%
---------------------------------------------------------------------------------------------------------
Net profit from continuing operations                                        23.6              7.5
---------------------------------------------------------------------------------------------------------
Net loss from discontinued operations                                           -             -8.7
---------------------------------------------------------------------------------------------------------
Net profit before minority interests                                         23.6             -1.2
---------------------------------------------------------------------------------------------------------
Earnings per share (in EUR)                                                  0.42            -0.02
---------------------------------------------------------------------------------------------------------
Operational cash flow from continuing operations (2)                         92.8             75.6
---------------------------------------------------------------------------------------------------------

(1) EBIT divided by sales revenue
(2) Without currency exchange rate effects


                                                                          Sept. 30,       Dec. 31,
                                                                            2005             2004
--------------------------------------------------------------------------------------------------------
Total assets                                                               1,156            1,315
--------------------------------------------------------------------------------------------------------
Equity                                                                       326              282
--------------------------------------------------------------------------------------------------------
Net debt                                                                     300              321
--------------------------------------------------------------------------------------------------------
Debt ratio (gearing) (3)                                                     0.9              1.1
--------------------------------------------------------------------------------------------------------
Equity ratio (4)                                                            28.2%            21.4%
--------------------------------------------------------------------------------------------------------

(3) Net debt divided by shareholders equity
(4) Equity divided by total assets


Remark
------
Effective January 6, 2005. SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognised in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group

                                      5/6
was integrated within the Specialties (S) Business Area together with the Graphite Specialties (GS) business. Only the comparable results of continuing operations are presented in this interim report.

According to IFRS 2, share-based payments such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs, effective January 1, 2005. Based on current calculation, this change burdens the result of the segments and corporate costs by a total of approximately EUR2 million each quarter in 2005.

As already discussed at the year-end press conference in March 2005, the extraordinary restructuring measures have now been largely completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.


Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.



Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


                                      6/6

                                                                       EXHIBIT 3


SGL Carbon increases Graphite Electrode prices


Wiesbaden, October 18, 2005. SGL Carbon announces today new prices for its Graphite Electrodes effective November 1st, 2005 for all new businesses in:


Americas, Asia (excluding China*), Near Middle East and Africa:
   o   For regular-size Graphite Electrodes:       1,91  US$/lb (4210 US-$/mt)
   o   For extra-size Graphite Electrodes:         2,07  US$/lb (4560 US-$/mt)

Europe:
   o   For regular-size Graphite Electrodes:       3180 EUR/MT
   o   For extra-size Graphite Electrodes:         3450 EUR/MT

Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30 " (750 mm)

These prices will be applicable for all orders received between November 1st, 2005 until January 31st, 2006 and for shipments effected prior to December 31st, 2006.


This price increase for Graphite Electrodes is due to further cost increases for all raw materials as well as for energy and logistics affecting 2006.


*Pricing in China is the sole responsibility of the joint venture between SGL Carbon and Tokai in Shanghai (STS).



Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     SGL CARBON Aktiengesellschaft





Date: November 9, 2005                    By:      /s/ Robert J. Kohler
                                                  ------------------------------
                                                  Name:    Robert J. Koehler
                                                  Title:   Chairman of the Board
                                                           of Management


                                         By:      /s/ Dr. Bruno Toniolo
                                                  ------------------------------
                                                  Name:    Dr. Bruno Toniolo
                                                  Title:   Member of the Board
                                                           of Management